EXHIBIT 1.1

FOR IMMEDIATE RELEASE                                                                                            October 31, 2003

Oban Mining Completes Acquisition of Ikona Gear International

          Vancouver, British Columbia - Oban Mining, Inc. (OTCBB: OBAN) announced today that it has completed 100% of the share exchange and has closed the acquisition of Ikona Gear International, Inc. ("Ikona").. As a result of the transaction, Ikona has become a wholly-owned subsidiary of Oban, effective October 30, 2003. Ikona shareholders have exchanged 100% of their 12,033,306 common shares for 15,041,633 common shares of Oban Mining, Inc. which now has 21,855,633 shares of common stock outstanding, of which the Ikona shareholders hold 77.1%, or 16,841,633 shares.

          Oban has formed and organized a new wholly-owned subsidiary "Ikona Gear Corp." to carry on operations in its Vancouver, Canada head office, located at Suite 880-609 Granville Street, Vancouver, B.C., Canada, V7Y 1G5.

About Ikona

Based in Vancouver, British Columbia, Ikona is commercializing and further developing a patented gear technology that utilizes a newly-designed, patented tooth shape that enables performance characteristics that are substantially superior to existing commercially available planetary gearing systems.

SAFE HARBOR

The statements made in this press release contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve a number or risks and uncertainties. Actual events or results may differ from the company's expectations. In addition to the matters described in this press release, risk factors listed from time to time in the Company's reports and filings with the Securities and Exchange Commission may affect the results achieved by the Company.

For further information contact:

Laith Nosh, Chief Executive Officer and President
(604) 685-5510